SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. )*
                      International Dispensing Corporation
                      ------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   459407 10 2
                                   -----------
                                 (CUSIP Number)

                              Martin R. Bring, Esq.
                    Wolf, Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 1999
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 30 Pages)

--------
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 459407 10 2                                         Page 2 of 30 Pages


1    NAME OF REPORTING PERSON S.S.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Louis Simpson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     1,324,000

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     1,324,000

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,324,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

    (a) This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of International Dispensing Corporation, a Delaware corporation ("IDC" or the "Company").

    (b) The principal executive offices of IDC are located at 2500 Westchester Avenue, Suite 304, Purchase, NY 10577.

ITEM 2.           IDENTITY AND BACKGROUND.

    (a) This Statement on Schedule 13D is being filed by Louis A. Simpson (the "Reporting Person").

    (b) The Reporting Person's business address is 5951 La Sendita, Building A, P.O. Box 1943, Rancho Santa Fe, California 92067.

    (c) The Reporting Person is President and Chief Executive Officer of Plaza Investment Managers, Inc., an investment firm located at 5951 La Sendita, Building A, P.O. Box 1943, Rancho Santa Fe, California 92067.

    (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

    (e) The Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    In October, 1995, the Company issued to the Reporting Person an aggregate of 324,000 shares of Common Stock in connection with the settlement of certain litigation.

    On October 25, 1999 the Reporting Person purchased 110 shares of the Company's Series A Redeemable Convertible Preferred Stock ("Preferred Stock") for an aggregate purchase price of $220,000 which amount was paid with the Reporting Person's personal funds. The Preferred Stock is immediately convertible into Common Stock initially at the rate of one share of Common Stock for each $.22 in liquidation value of the Preferred Stock converted. The conversion rate is subject to adjustment in certain circumstances.

ITEM 4.           PURPOSE OF TRANSACTION.

    The Reporting Person acquired the Common Stock and Preferred Stock for investment purposes only. The Reporting Person purchased the Preferred Stock from the Company on October 25, 1999 pursuant to a Preferred Stock Subscription Agreement dated as of September 23, 1999 among the Company and certain

                       (Continued on the following pages)

                              (Page 3 of 30 Pages)
investors, including the Reporting Person (collectively, the "Investors"), as amended by Amendment No. 1 thereto, dated as of October 25, 1999 (collectively, the "Subscription Agreement").

    The Subscription Agreement provides that the Investors agree to purchase an aggregate of 1,000 shares of Preferred Stock at an initial closing and one or more subsequent closings to be scheduled by the Company subject to the satisfaction of certain conditions. The Company sold to the Investors an aggregate of 350 shares of Preferred Stock at the initial closing. The Reporting Person has committed to purchase approximately 31.4% of the shares of Preferred Stock to be sold at subsequent closings (approximately 204.3 additional shares of Preferred Stock for an aggregate purchase price of $408,600 if the maximum number of shares of Preferred Stock are sold pursuant to the Subscription Agreement). However, any Investor may terminate his commitment to purchase additional shares upon notice to the Company and no Investor has the obligation to purchase any shares of Preferred Stock after August 31, 2000.

    The holders of Preferred Stock are entitled to receive cumulative dividends at the rate of 12% per year. In the discretion of the Company, the dividends may be paid in cash, in additional shares of Preferred Stock or any combination of the foregoing. The holders of Preferred Stock, voting as a separate class, are entitled to elect one director of the Company. In addition, the holders of Preferred Stock are entitled to vote on all matters (including elections of directors) together with the holders of the Common Stock with each share of Preferred Stock having the number of votes equal to the number of whole and fractional shares of Common Stock into which such share is then convertible (as of the date hereof each share of Preferred Stock would have approximately 9,091 votes).

    Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

    (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

    (b)   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Company;

    (f) Any other material change in the Company's business or corporate structure;

    (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                       (Continued on the following pages)

                              (Page 4 of 30 Pages)

    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

    (j)   Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 1,324,000 shares of the Company's Common Stock which represents approximately 12.5% of the Company's outstanding common stock.

         (b) The Reporting Person has sole voting and investment power with respect to the 1,324,000 shares of Common Stock referred to herein.

         (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that on October 25, 1999, the Reporting Person purchased directly from the Company 110 shares of Preferred Stock at a price of $2,000 per share. Such shares of Preferred Stock are currently convertible into 1,000,000 shares of Common Stock.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to the Subscription Agreement, the Reporting Person has agreed, subject to the satisfaction by the Company of certain conditions and the right of the Reporting Person to terminate his commitment, to purchase up to an additional 204.3 shares of Preferred Stock for an aggregate purchase price of approximately $408,600. See Item 4, herein.

Item 7 is amended in its entirety to read as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    1. Preferred Stock Subscription Agreement dated as of September 23, 1998 between the Company and the Investors.

    2. Amendment No. 1, dated as of October 25, 1999 to Preferred Stock Subscription Agreement between the Company and the Investors.

                       (Continued on the following pages)

                              (Page 5 of 30 Pages)

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                          November 3, 1999
                                                          ----------------
                                                               (Date)

                                                          /s/ Louis A. Simpson
                                                          --------------------
                                                              Louis A. Simpson







                       (Continued on the following pages)

                              (Page 6 of 30 Pages)

                                    Exhibit 1


                     ======================================


                     PREFERRED STOCK SUBSCRIPTION AGREEMENT
                         Dated as of September 23, 1999

                                  By and Among

                    THE INVESTORS LISTED ON EXHIBIT A HERETO

                                       and

                      INTERNATIONAL DISPENSING CORPORATION


                     ======================================

                     PREFERRED STOCK SUBSCRIPTION AGREEMENT

         PREFERRED STOCK SUBSCRIPTION AGREEMENT (this "Agreement") dated as of September 23, 1999, by and among the Investors listed on Exhibit A hereto (each a "Investor," and collectively the "Investors"), and INTERNATIONAL DISPENSING CORPORATION, a Delaware corporation (the "Company").

                              W I T N E S S E T H :

         WHEREAS, the Investors desire to subscribe for, and the Company desires to issue up to an aggregate of 1,000 shares of the Company's Series A Redeemable Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock") for the per share purchase price of $2,000 on the terms and subject to the conditions set forth herein.

         NOW, THEREFORE, IT IS AGREED:

                                    ARTICLE I
          ISSUANCE OF STOCK AND PAYMENT OF SUBSCRIPTION PRICE; CLOSING

     1.1 ISSUANCE OF STOCK. Subject to the terms and conditions set forth in this Agreement, the Company agrees to sell to the Investors, and the Investors severally irrevocably subscribe for and agree to purchase for $2,000 per Share, 1,000 shares of Preferred Stock (the "Shares").

     1.2   CLOSING DATES.

           (a) The purchase and sale of the Shares shall occur at one or more closings (each, a "Closing") at such times as shall be determined by the Company, subject to the conditions set forth in this Agreement. The initial Closing shall occur within three business days after the execution of this Agreement by the Company and the Investors . The date of the initial Closing is hereinafter referred to as the "Initial Closing Date." On the Initial Closing Date GREGORY B. ABBOTT, GEORGE V. KRISTE, LOUIS SIMPSON and GARY ALLANSON (collectively, the "Investors") shall purchase THREE HUNDRED FIFTY (350) Shares and shall pay to the Company by certified check or wire transfer of immediately available funds, SEVEN HUNDRED THOUSAND DOLLARS ($700,000).

           (b) Subsequent Closings shall occur not less than forty-five (45) days after written NOTICE BY THE COMPANY TO THE INVESTORS (THE "CALL NOTICE") IN THE FORM ATTACHED HERETO AS EXHIBIT B. The Call Notice shall set forth the number of Shares to be issued and sold to the Investors at such Closing. Within forty-five (45) days after the giving of the Call Notice to the Investors, the Investors shall give written notice to the Company setting forth the amount of Shares to be purchased BY EACH INVESTOR AT THE CLOSING TO WHICH THE CALL NOTICE RELATES; PROVIDED, that if the Investors cannot agree upon the number of Shares to be purchased by them, each Investor shall be severally obligated to purchase the entire number of Shares as set forth in the Call Notice. The Company may schedule as many Closings as it desires, subject to the following conditions:

                     (i) The Company shall not issue and sell more than an aggregate of 350 Shares (including Shares sold on the Initial Closing Date) prior to November 1, 1999.

                     (ii) The Company shall not issue and sell more than an aggregate of 560 Shares on a cumulative basis from and after (and including) the Initial Closing Date through February 1, 2000.

                     (iii) The Company shall not issue and sell more than an aggregate of 860 shares on a cumulative basis from and after (and including) the Initial Closing Date through May 1, 2000.

                     (iv) The Company shall not issue and sell more than an aggregate of 1,000 Shares on a cumulative basis from and after (and including) the Initial Closing Date and no Investor shall have the obligation to purchase any Shares after August 31, 2000.

                     (v) Any Investor, at any time, in his or its sole direction, upon written notice to the Company, may terminate his commitment to purchase Shares.

                     (vi) The commitment of each Investor to purchase additional Shares shall also terminate upon written notice from the Company that the Company has determined not to issue and sell additional Shares pursuant to this Agreement. The Company may make such determination in its sole discretion and without incurring any penalty or incurring any obligation to any Investor.

                     (vii) No Investor shall have the obligation to purchase any Shares at any time during which the Company does not have at least $100,000 in cash or immediately available funds in bank or investment accounts, which have not been pledged or hypothecated or subject to any lien.

     1.3 LEGENDS. From and after the date hereof, all share certificates representing Shares, or shares of the Common Stock into which the Shares are convertible ("Conversion Shares"), shall bear a legend which shall state as follows:

                "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SUCH ACT."


                              ARTICLE II
             REPRESENTATIONS AND COVENANTS OF THE COMPANY

2.   REPRESENTATIONS  AND  COVENANTS  OF  THE  COMPANY.   The   Company   hereby
represents, warrants and agrees as follows:

     2.1 EXISTENCE AND GOOD STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the properties owned, leased or operated by the Company or the nature of the business conducted by the Company makes such qualification or license necessary, except where the failure to be so duly qualified or licensed would not have a material adverse effect on the business, operations, financial condition or results of operations of the Company (a "Material Adverse Effect").

     2.2 CAPITAL STOCK. The Company has an authorized capitalization consisting of 40,000,000 shares of common stock, par value $.001 per share (the "Common Stock") and 2,000,000 shares of Preferred Stock, par value $.001 per share. Of the Common Stock, 9,566,668 shares are issued and outstanding and no shares of Preferred Stock are issued and outstanding. Options and warrants to purchase an aggregate of 2,327,776 shares of Common Stock are outstanding. On the Initial Closing Date and on each subsequent date of Closing, after giving effect to the transactions contemplated by this Agreement, each Investor will receive good and marketable title to the Shares he acquires from the Company, free and clear of all liens, claims and other encumbrances. All outstanding shares of capital stock of the Company have been, and will on the Initial
Closing Date be, duly authorized and validly issued and fully paid and nonassessable. Other than as set forth on SCHEDULE 2.2 and as set forth in this Agreement, there will be on the Initial Closing Date no outstanding subscriptions, options, registration rights, warrants, rights, calls, commitments, conversion rights, rights of exchange, preemptive rights, rights of first refusal, rights of first offer, plans or other agreements of any character providing for the purchase, registration, issuance or sale of any shares of the capital stock of the Company.

     2.3 AUTHORIZATION AND VALIDITY OF THIS AGREEMENT. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Company and the performance of its obligations hereunder have been duly authorized and approved by its Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company. This Agreement has been duly executed and delivered by the Company and, assuming due execution of this Agreement by the Investors, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

     2.4 SEC DOCUMENTS; NO MATERIAL CHANGES. (a) The Company has furnished to the Investors true, correct and complete copies of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 and its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1999 and June 30, 1999. Such periodic reports constitute all the documents that the Company was required to file with the Securities and Exchange Commission (the "SEC") from January 1, 1999 to the Initial Closing Date. Each of the periodic reports filed by the Company with the SEC since June 30, 1998 ("SEC Documents") has been timely and duly filed and when filed was in compliance in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the SEC thereunder applicable to such SEC Document. Each of the SEC Documents (including the financial statements included therein) was complete and correct in all material respects as of its date and, as of its date, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements included within the SEC Documents have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly or will present fairly (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the consolidated financial position of the Company as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

           (b) Since June 30, 1999, there has been no (i) material adverse change in the business, operations, financial condition, results of operations or prospects of the Company or (ii) material damage, destruction or loss to any asset or property, tangible or intangible, of the Company which materially affects the ability of the Company to conduct its business. Notwithstanding the foregoing, the Investors acknowledge that the Company is in the development stage, has incurred significant losses since inception and will continue to incur significant losses.

     2.5 CONSENTS AND APPROVALS: NO VIOLATIONS. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby (a) will not violate or contravene any provision of the Certificate of Incorporation or By-laws of the Company, or any statute, rule, regulation, order or decree of any public body or authority by which the Company is or any of its properties are bound, (b) will not require any filing with, or consent of, or the giving of any notice to, any governmental or regulatory body, agency or authority, or any other person and (c) will not result in a violation or breach of, conflict with, constitute a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any encumbrance upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any agreement, instrument or obligation to which the Company is a party, or by which any of its properties or assets may be bound or under which it may have any rights, excluding from the foregoing clauses (b) and (c) filings, notices, permits, consents and approvals, the absence of which, and violations, breaches, defaults, conflicts and encumbrances of which, in the aggregate, would not have a Material Adverse Effect.

     2.6 BROKER'S OR FINDER'S FEES. No agent, broker, person or firm acting on behalf of the Company, is, or will be, entitled to any commission or broker's or finder's fees from the Company, or from any person or entity controlling, controlled by or under common control with the Company, in connection with any of the transactions contemplated by this Agreement; PROVIDED, HOWEVER, that the independent committee of the Board of Directors of the Company retained Brooks, Houghton & Company, Inc. ("BHC") to render an opinion concerning the fairness of the transactions contemplated by this Agreement to the holders of Common Stock of the Company and BHC will be paid a fee by the Company in connection therewith.

     2.7 REVERSE STOCK SPLIT. The Board of Directors of the Company shall meet at an appropriate time to consider the terms of a possible reverse stock split of the Company's Common Stock, and if that occurs, the numbers set forth herein will be adjusted in an equitable manner.


                                   ARTICLE III
                        REPRESENTATIONS OF THE INVESTORS

3. REPRESENTATIONS OF THE INVESTORS. Each Investor, represents, warrants and agrees, for itself or himself only, as follows:

     3.1 EXISTENCE AND GOOD STANDING; POWER AND AUTHORITY. Such Investor, if it is a corporation, a limited liability company or a limited liability partnership, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Investor has the legal power and authority to enter into, execute and deliver this Agreement and perform its obligations hereunder and thereunder. This Agreement has been duly authorized and approved by such Investor and is a valid and binding obligation of such Investor enforceable against such Investor in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws effecting the enforcement of creditors' rights generally and by general equitable principles.

     3.2 RESTRICTIVE DOCUMENTS. Such Investor is not subject to any mortgage, lien, lease, agreement, instrument, order, law, rule, regulation, judgment or decree, or any other restriction of any kind or character, which would prevent consummation by such Investor of the transactions contemplated by this Agreement.

     3.3 PURCHASE FOR INVESTMENT. Such Investor will acquire the Shares for its own account for investment and not with a view toward any resale or distribution thereof; provided, however, that the disposition of each such Investor's property shall at all times remain within the sole control of the Investor.

     3.4 BROKER'S OR FINDER'S FEES. No agent, broker, person or firm acting on behalf of such Investor is, or will be, entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated by this Agreement.

     3.5 EXEMPTION FROM REGISTRATION. Such Investor acknowledges that the offering and sale of the Shares is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of
Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

     3.6 ABILITY TO BEAR ECONOMIC RISK. Such Investor has determined that the Shares are a suitable investment for the Investor, that the Investor has the financial ability to bear the economic risk of its investment in the Company, has adequate means of providing for its current needs and personal contingencies and has no need for liquidity with respect to investment in the Company.

     3.7 NO LIQUIDITY. Such Investor will not sell or otherwise transfer the Shares without registration under the Act or an exemption therefrom, and fully understands and agrees that the Investor must bear the economic risk of its investment for an indefinite period of time because, among other reasons, the Shares have not been registered under the Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Act and under applicable state securities laws or an exemption from such registration is available. Such Investor also understands that sales or transfers of the Shares are further restricted by the provisions of state securities laws.

     3.8 SUITABILITY AND ACCREDITED STATUS. Such Investor represents and warrants that such Investor is an accredited investor and that all information provided by such Investor in the Purchaser Questionnaire executed simultaneous herewith is true and correct as of the Initial Closing Date.

     3.9 ACCESS TO INFORMATION. Such Investor acknowledges that the Company has made available to him the opportunity to ask questions of, and receive answers from, the management of the Company concerning the terms and conditions of this Agreement and the business, financial condition and prospects of the Company and to obtain additional information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information given to the Investor in the SEC Documents or otherwise to make an informed investment decision and acknowledges that all material documents, records and books pertaining to the investment have, on request, been made available to any advisors designated by the Investor to receive such information.

                                   ARTICLE IV
                                    COVENANTS

     4.1 APPOINTMENT OF DIRECTORS; DIRECTORS AND OFFICERS INSURANCE. The holders of the Shares shall be entitled to appoint one (1) Director to the Company's Board of Directors until such time as a majority of the issued Shares have been converted into Common Stock. The Company shall maintain at all times from the date hereof and during the period which any person designated solely by the holders of Shares to act as a director of the Company pursuant to the provisions of the Certificate of Designation of the Preferred Stock, so acts as a director, an insurance policy or policies providing liability insurance for directors, officers, employees, agents or fiduciaries of the Company of an amount not less than FIVE MILLION DOLLARS ($5,000,000), which is now currently in effect. The designee of the holders of the Preferred Stock shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, employee, agent or fiduciary under such policy or policies. In addition, such designee will be entitled to the full and complete indemnification by the Company as permitted by applicable law.

     4.2   SEC REPORTS. So long as any Shares are outstanding  the Company shall
(a) within 15 days of each required filing date (i.e., the date on which the reports or other documents are required to be filed with the SEC pursuant to Sections 13(a) and 15(d), (b) transmit by mail to all holders of Shares, as their names and addresses appear in the corporate books and records maintained by the Company, without cost to such holders, copies of the annual reports, quarterly reports and other documents which the Company is required to file with the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act, and (c) transmit to all holders any and all documents or materials distributed to all of the holders of the Common Stock simultaneously with the distribution to the holders of Common Stock.

                                    ARTICLE V
                               REGISTRATION RIGHTS

     5.1   CERTAIN  DEFINITIONS.  As  used   in this  Article  V,  the following
terms shall have the following respective meanings:

           "Holders" shall mean the holders of Registrable Securities.

           "Initiating Holders" shall mean any persons who in the aggregate are Holders of at least a majority of the voting power held by all outstanding Registrable Securities.

           "Registrable  Securities"  shall mean (i) the  Conversion  Shares and
(ii) any Common Stock issued in respect thereof upon any stock split, stock dividend, recapitalization or similar event.

           "Requesting Stockholders" shall mean holders of securities of the Company entitled to have securities included in any registration pursuant to
Section 5.2 and who shall request such inclusion.

           The terms "register," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

           "Registration Expenses" shall mean all expenses incurred by the Company in compliance with Sections 5.2 and 5.3 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, reasonable fees and disbursements of one counsel for all the selling Holders for a "due diligence" examination of the Company, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company).

           "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for any Holder, except as otherwise provided herein.

           "Underwritten Offering" shall mean the offering and sale of Registrable Securities in a registration pursuant to a firm commitment underwriting to an underwriter at a fixed price for reoffering or pursuant to agency or best efforts arrangements with a placement agent or underwriter.

     5.2   DEMAND REGISTRATION

     (a) REQUESTS FOR REGISTRATION. At any time after thirty (30) days from the date of this Agreement the Initiating Holders may request registration under the Securities Act of all or part of their Registrable Securities. Within ten
(10) days after receipt of any such request, the Company will give written notice of such requested registration to all other Holders of Registrable Securities and any other stockholder having registration rights which entitle it to participate in such registration. The Company will include in such registration all Registrable Securities with respect to which it has received written requests for inclusion therein within fifteen (15) days after receipt of the Company's notice. The Company shall cause its management to cooperate fully and to use its best efforts to support the registration of the Registrable Securities and the sale of the Registrable Securities pursuant to such registration as promptly as is practicable. Such cooperation shall include, but not be limited to, management's attendance and reasonable presentations in respect of the Company at road shows with respect to the offering of Registrable Securities. All registrations requested under this Section 5.2(a) are referred to herein as "Demand Registrations." The Holders of Registrable Securities will be entitled to request one Demand Registration hereunder. A registration will not count as a Demand Registration until it has become effective. Should the Demand Registration not be filed by the Company within sixty (60) days of the date of the Company's written notice to the Holders of Registrable Securities, then the Company shall pay to all the Holders of Registrable Securities, on a pro rata basis, as liquidated damages, the sum of FIVE THOUSAND DOLLARS ($5,000) per day for each day beyond the sixty (60) day period that the Demand Registration has not become effective.

     (b) DEMAND REGISTRATION EXPENSES. The Company will pay up to an aggregate of TWENTY THOUSAND DOLLARS ($20,000) of Registration Expenses in connection with a Demand Registration hereunder. The Requesting Stockholders shall be obligated to pay their pro rata share (based on the number of their Registrable Securities included in the registration statement) of any Registration Expenses in connection with a Demand Registration which exceed TWENTY THOUSAND DOLLARS ($20,000) in the aggregate. The Requesting Stockholders shall also pay all Selling Expenses attributable to the sale of their securities pursuant to any Demand Registration, including their pro rata share of all fees and disbursements of counsel for the Holders in connection with such Demand Registration.

     (c) PRIORITY ON DEMAND REGISTRATIONS. If a Demand Registration is an Underwritten Offering, and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities requested to be included exceeds the number which can be sold in such offering, the Company will include in such registration such number of shares, which in the opinion of such underwriters, may be sold, allocated among the Holders electing to participate and all other persons entitled to and electing to participate pro rata in accordance with the amounts of securities requested to be so included by the respective Holders and other persons.

     (d) RESTRICTIONS ON DEMAND REGISTRATION. The Company will not be obligated to effect any Demand Registration within six (6) months after the effective date of a previous registration in which the Holders of Registrable Securities were given piggyback rights pursuant to Section 5.3 other than a registration of Registrable Securities intended to be offered on a continuous or delayed basis under Rule 415 or any successor rule under the Securities Act.

     5.3   PIGGYBACK REGISTRATIONS

     (a) RIGHT TO PIGGYBACK. Whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to a Demand Registration) and the registration form to be used may be used for the registration and contemplated disposition of

Registrable Securities (a "Piggyback Registration"), the Company will give prompt written notice to all Holders of Registrable Securities of its intention to effect such a registration so that such notice is received by each Holder at least twenty (20) days before the anticipated filing date. The Company will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within ten (10) days after the receipt of the Company's notice.

     (b) PIGGYBACK EXPENSES. In connection with each Piggyback Registration, all of the Registration Expenses of the Holders of Registrable Securities will be paid by the Company and such Holders shall pay all of the Selling Expenses attributable to the sale of their securities pursuant to the Piggyback Registration, including their pro rata share of all fees and disbursements of counsel for the Holders in connection with such Piggyback Registration.

     (c) PRIORITY ON PRIMARY REGISTRATIONS. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the distribution of the Registrable Securities to be included concurrently with the securities being registered on behalf of the Company would materially adversely affect the distribution of such securities by the Company, the Company will include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities and securities of the Company with respect to which similar registration rights have heretofore been granted and requested to be included in such registration, pro rata in accordance with the amounts of Registrable Securities and such securities requested to be so included by the respective Holders and holders of such securities of the Company; and (iii) third, any other securities requested to be included in such registration.

     (d) PRIORITY ON SECONDARY REGISTRATIONS. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the distribution of the Registrable Securities to be included concurrently with the securities being registered on behalf of the Company would materially adversely affect the distribution of such securities by the Company, the Company will include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration,
(ii) second, the Registrable Securities and securities of the Company with respect to which similar registration rights have heretofore been granted and requested to be included in such registration, pro rata in accordance with the amounts of Registrable Securities and such securities requested to be so included by the respective Holders and holders of such securities of the Company, and (iii) third, other securities requested to be included in such registration.

     5.4   HOLDBACK AGREEMENTS.

     (a) Each Holder of Registrable Securities which is a party to this Agreement agrees not to effect any public sale or distribution of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the 90-day period beginning on the effective date of any underwritten Demand Registration in which the Holder participates or any underwritten Piggyback Registration in which the Holder participates (except as part of such underwritten registration or with the consent of the managing underwriter).

     (b) The Company agrees (i) not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the 90-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except (A) as part of such underwritten registration, (B) with the consent of the managing underwriter or (C) pursuant to registrations on Form S-8 or any other similar form for employee benefit plans), and (ii) to use its reasonable best efforts to cause each holder of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution of any such securities during such period (except as part of such underwritten registration, if otherwise permitted or with the consent of the managing underwriter).

     5.5 REGISTRATION PROCEDURES. Whenever the Holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Article V, the Company will use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

     (a) prepare and file with the Commission a registration statement with respect to such Registrable Securities, which registration statement will state that the Holders of Registrable Securities covered thereby may sell such Registrable Securities either under such registration statement or, at any Holder's proper request, pursuant to Rule 144 (or any similar rule then in effect), and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the Holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents will be subject to the review and approval of such counsel);

     (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period set forth in Section 5.5(k) hereof and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

     (c) furnish to each Holder of Registrable Securities covered by such registration such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities;

     (d) use its best efforts to register or qualify such Registrable Securities covered by such registration under such other securities or blue sky laws of such jurisdictions as any Holder reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable the Holders thereof to consummate the disposition in such jurisdictions of the Registrable Securities as requested by such Holders (provided that the Company will not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, subject itself to taxation in any such jurisdiction, or consent to general service of process in any such jurisdiction);

     (e) notify each Holder of Registrable Securities covered by such registration, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any fact necessary to make the statements therein not misleading, and, the Company will prepare a supplement or amendment to such prospectus so that, such prospectus (or any document incorporated therein by reference) will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

     (f) cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed or quoted;

     (g) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

     (h) enter into such customary agreements (including an underwriting agreement in customary form) and take all such other actions as the Holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, using its best efforts to effect a stock split or a combination of shares);

     (i) make available for inspection by any Holder of Registrable Securities covered by such registration, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

     (j) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make generally available to its security holders, earnings statements satisfying the provisions of Section 11(a) of the Securities Act, no later than 45 days after the end of any 12-month period (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold and (ii) beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the registration statement, which statements shall cover said 12-month periods; and

     (k) keep each registration statement effective for a period of one year after the effective date of such registration statement, except in the case of a Form S-3 Registration Statement which shall continue to remain effective.

     5.6 INDEMNIFICATION. In the event of any registration under the provisions of this Article V, the Company, to the extent permitted by law, will indemnify any Holder participating in such registration, its respective officers and directors, if any, and each person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act, against all losses, claims, damages and liabilities caused by any untrue statement of a material fact contained in the registration statement or prospectus (and as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and will reimburse such Holder its officers and directors and any person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act, against any legal or other expenses reasonably incurred by such Holder, officer, director or person in connection with investigating or defending any such losses, claims, damages and liabilities, except insofar as such losses, claims, damages or liabilities are caused by any untrue statement or omission contained in information furnished in writing to the Company by such Holder participating in such registration or by underwriters expressly for use therein. The obligation of the Company under this Article V to register securities for any of the Holders shall be subject to the condition that each such Holder and the underwriters involved in the offering shall furnish to the Company in writing such information as shall be reasonably requested by the Company for use in connection with the preparation of any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers, any other underwriter, the other Holders participating in such registration and each person, if any, who controls the Company, any other underwriter or such other Holders, within the meaning of Section 15 of the Securities Act, against all losses, claims, damages and liabilities caused by any untrue statement or omission contained in information so furnished in writing to the Company by such Holder or such underwriter expressly for use therein.

     5.7 CONTRIBUTION. If the indemnification provided for in this Article V from the indemnifying party is unavailable as a matter of law or public policy to any indemnified party hereunder in respect of any losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party under this
Article V as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to herein.

     5.8 TERMINATION. The registration rights provided in this Article V shall terminate as to any Investor which can immediately sell all of the shares of Common Stock issued or issuable to such Investor upon conversion of the Shares in a single sale pursuant to Rule 144 under the Securities Act.


                                   ARTICLE VI
                                   INDEMNITIES

     6.1 INDEMNITY OF INVESTORS. Each Investor, severally, agrees to indemnify and hold harmless the Company and each other person, if any, who controls the Company within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by such Investor to comply with any covenant or agreement made by such Investor herein or in any other document furnished by the Investor to any of the foregoing in connection with this transaction. The Company hereby acknowledges that no Investor shall have any liability for a breach by any other Investor of any representation, warranty or agreement hereunder.

     6.2 INDEMNITY OF COMPANY. The Company agrees to indemnify and hold harmless the Investors, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the Company to comply with any covenant or agreement made by the Company herein or in any other document furnished by the Company to any of the foregoing in connection with this transaction.

     6.3 NOTICE TO INDEMNIFYING PARTY. Each party entitled to indemnification under this Article VI (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, PROVIDED, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense, and PROVIDED, FURTHER, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article VI unless such failure has had a material adverse effect on the defense against such claim. The parties to this Agreement reserve any rights to claim under this Agreement for damages actually incurred by reason of any failure of the Indemnified Party to give prompt notice of a claim. To the extent counsel for the Indemnifying Party shall in such counsel's reasonable judgment, have a conflict in representing an Indemnified Party in conjunction with the Indemnifying Party or other Indemnified Parties, such Indemnified Party shall be entitled to separate counsel at the expense of the Indemnifying Party subject to the approval of such counsel by the Indemnified Party (whose approval shall not be unreasonably withheld). No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and any litigation resulting therefrom.


                                   ARTICLE VII
                           SURVIVAL OF REPRESENTATIONS

     7.    SURVIVAL OF  REPRESENTATIONS.  The  respective   representations  and
warranties of the Company and the Investors contained in this Agreement shall survive the Closing for a period of two years.


                                  ARTICLE VIII
                                  MISCELLANEOUS

     8.1 KNOWLEDGE OF THE COMPANY. Where any representation or warranty made by the Company contained in this Agreement is expressly qualified by reference to its knowledge, such knowledge shall be deemed to exist if the matter is within the knowledge of the executive officers of the Company.

     8.2 EXPENSES The parties hereto shall pay their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and financial advisers.

     8.3 GOVERNING LAW. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York applicable to agreements executed and to be performed solely within such State.

     8.4 CAPTIONS. The Article and Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

     8.5 NOTICES. Any notice or other communication required or permitted under this Agreement shall be sufficiently given if delivered in person or sent by telecopy or by registered or certified mail, postage prepaid, addressed as follows: if to any Investor, to the address set forth on Exhibit A attached hereto set forth below such Investor's name; and if to the Company, to it at 2500 Westchester Avenue, Suite 304, Purchase, New York 10577 (Facsimile No. 914-251-0335) Attention: Gary Allanson, President and Chief Executive Officer, with a copy to its counsel, Wolf, Block, Schorr and Solis-Cohen LLP, 250 Park Avenue, New York, New York 10177 (Facsimile Number 212-986-0604) Attention:
Martin R. Bring, , Esq., or such other address or number as shall be furnished in writing by any such party, and such notice or communication shall be deemed to have been given upon automatic confirmation of receipt by the receiving machine if sent by telecopier, upon delivery if delivered in person, and upon mailing if mailed.

     8.6 PARTIES IN INTEREST . This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto, other than by operation of law. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

     8.7   COUNTERPARTS.   This  Agreement  may  be  executed  in  two  or  more
counterparts, all of which taken together shall constitute one instrument.

     8.8 ENTIRE AGREEMENT. This Agreement, including the exhibits, schedules, and other documents referred to herein and therein which form a part hereof and thereof, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     8.9 AMENDMENTS. This Agreement may not be changed orally, but only by an agreement in writing signed by the Investors and the Company.

     8.10 SEVERABILITY. In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

     8.11 THIRD PARTY BENEFICIARIES. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

     8.12 JURISDICTION. Any judicial proceeding brought against any of the parties to this Agreement or any dispute arising out of this Agreement or any matter related hereto shall be brought in the courts of the State of New York, or in the United States District Court for the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts the jurisdiction of such courts. The foregoing consent to jurisdiction shall not be deemed to confer rights on any Person other than the respective parties to this Agreement.

     8.13 AVAILABILITY OF EQUITABLE REMEDIES. Since a breach of the provisions of this Agreement could not adequately be compensated by money damages, any party shall be entitled, either before or after any Closing, in addition to any other right or remedy available to it, to an injunction restraining such breach or a threatened breach and to specific performance of any such provision of this Agreement, and in either case no bond or other security shall be required in connection therewith, and the parties hereby consent to the issuance of such injunction and to the ordering of specific performance.

     IN WITNESS WHEREOF, the Investors have signed this Agreement and the Company has caused its corporate name to be hereunto subscribed by its officers thereunto duly authorized, all as of the day and year first above written.


                                            INTERNATIONAL DISPENSING CORPORATION

                                            BY: /s/Gary Allanson
                                                --------------------
                                                Name: Gary Allanson
                                                Title:   President


                                            INVESTORS:


                                            /s/ Gregory B. Abbott
                                            ------------------------
                                            GREGORY B. ABBOTT

                                            /s/ George V. Kriste
                                            ------------------------
                                            GEORGE V. KRISTE

                                            /s/ Louis Simpson
                                            ------------------------
                                            LOUIS SIMPSON

                                            /s/ Gary Allanson
                                            ------------------------
                                            GARY ALLANSON

                                                                       EXHIBIT A


                                    INVESTORS

                                                            Percentage of Shares
Name                        Address                            to be Purchased

Gregory B. Abbott           120 Kessler Drive                       31.43 %
                            Aspen, Colorado 81611


George V. Kriste            20643 Seabord Road                      31.43%
                            Malibu, California 90265

Louis Simpson               c/o Plaza Investment Managers, Inc.     31.43%
                            5951 La Sendita, Building A
                            Rancho Santa Fe, California 92067

Gary Allanson               275 Long Point Road                     5.71%
                            Crownsville, Maryland 21032

                                                                       EXHIBIT B

                                   CALL NOTICE

                      INTERNATIONAL DISPENSING CORPORATION
                       2500 Westchester Avenue, Suite 304

                            Purchase, New York 10574

         Reference is made to the Preferred stock Purchase Agreement dated as of September 23, 1999 by and among International Dispensing Corporation (the "Company") and certain investors (the "Investors"), including you (the "Agreement"). Unless otherwise defined herein, capitalized terms used herein have the same meanings herein as in the Agreement.

         In accordance with Section 1.2(a) of the Agreement you are hereby notified that the Company will sell to the Investors at a closing to be held on [not less than 45 days after the date of this Call Notice] ____ Shares.

         In accordance with Section 1.2(a) of the Agreement you are required to notify the Company within 45 days after the giving of this Call Notice how many of such ________ Shares you shall purchase.

                                            Very truly yours,

                                            INTERNATIONAL DISPENSING CORPORATION

                                            BY:
                                               ---------------------------------

                                    EXHIBIT 2

                                 AMENDMENT NO. 1

                                       TO

                     PREFERRED STOCK SUBSCRIPTION AGREEMENT

     THIS AMENDMENT NO. 1 (THE "AMENDMENT") TO PREFERRED STOCK SUBSCRIPTION AGREEMENT DATED AS OF SEPTEMBER 23, 1999 (THE "SUBSCRIPTION AGREEMENT") BY AND AMONG THE INVESTORS LISTED ON THE SIGNATURE PAGE THERETO (THE "INVESTORS") and INTERNATIONAL DISPENSING CORPORATION, A DELAWARE CORPORATION (THE "COMPANY"), is entered into on the date hereinafter set forth.

     WHEREAS: The Investors and the Company are parties to the Subscription Agreement and they wish to amend the Subscription Agreement as set forth below.

     NOW, THEREFORE, IT IS AGREED as follows:

     1. Section 1.2(a) of the Subscription Agreement is hereby amended in its entirety to read as follows:

          (a) The purchase and sale of the Shares shall occur at one or more closings (each, a "Closing") at such times as shall be determined by the Company, subject to the conditions set forth in this Agreement. The initial Closing shall occur within three business days after the execution of this Agreement by the Company and the Investors . The date of the initial Closing is hereinafter referred to as the "Initial Closing Date." On the Initial Closing Date, GREGORY B. ABBOTT, GEORGE V. KRISTE, LOUIS A. SIMPSON and GARY ALLANSON (collectively, the "Investors") shall purchase THREE HUNDRED FIFTY (350) Shares and shall pay to the Company by certified check or wire transfer of immediately available funds, SEVEN HUNDRED THOUSAND DOLLARS ($700,000), in the following amounts:

                                   AMOUNT OF SHARES       DOLLAR
              NAME                  TO BE PURCHASED       AMOUNT
              ----------------      ---------------       --------

              Gregory Abbott             137.5            $275,000

              George V. Kriste            82.5            $165,000

              Louis A. Simpson             110            $220,000

              Gary Allanson                 20            $ 40,000

                       TOTALS:             350            $700,000

     2. Section 1.2(b) of the Subscription Agreement is hereby amended by adding thereto the following language:

          The obligation of each Investor for subsequent closings shall be in the same proportion as set forth in Section 1.2(a) hereof. Should any Investor give notice to the Company that such Investor wishes to terminate such Investor's commitment to purchase additional shares, then the remaining Investors may, but are not required, to purchase such shares of the Investor who declines to purchase additional shares, in the same proportion as set forth above.

     3. Section 4.1 of the Subscription Agreement is hereby amended by changing the amount of the liability insurance to be provided to directors, officers, employees, agents or fiduciaries of the Company from "not less than FIVE MILLION DOLLARS ($5,000,000)" to "not less than ONE MILLION DOLLARS ($1,000,000)".

     4. Section 5.2(a) of the Subscription Agreement is amended in its entirety to read as follows:

          "(a) REQUESTS FOR REGISTRATION. At any time after one hundred twenty (120) days from the date of this Agreement the Initiating Holders may request registration under the Securities Act of all or part of their Registrable Securities. Within ten (10) days after receipt of any such request, the Company will give written notice of such requested registration to all other Holders of Registrable Securities and any other stockholder having registration rights which entitle it to participate in such registration. The Company will include in such registration all Registrable Securities with respect to which it has received written requests for inclusion therein within fifteen (15) days after receipt of the Company's notice. The Company shall cause its management to cooperate fully and to use its best efforts to support the registration of the Registrable Securities and the sale of the Registrable Securities pursuant to such registration as promptly as is practicable. Such cooperation shall include, but not be limited to, management's attendance and reasonable presentations in respect of the Company at road shows with respect to the offering of Registrable Securities. All registrations requested under this Section 5.2(a) are referred to herein as "Demand Registrations." The Holders of Registrable Securities will be entitled to request one Demand Registration hereunder. A registration will not count as a Demand Registration until it has become effective. Should the Demand
     Registration not be filed by the Company within ninety (90) days of the date of the Company's written notice to the Holders of Registrable Securities, then the Company shall pay to all the Holders of Registrable Securities, on a pro rata basis, as liquidated damages, the sum of TWO HUNDRED THIRTY-THREE DOLLARS ($233) per day for each day beyond the ninety (90) day period that the Demand Registration has not been filed; PROVIDED, HOWEVER, that the maximum amount of
     liquidated   damages  payable  to  the  Holders   hereunder  shall  be
     $100,000."

         5. In all other respects, the Subscription Agreement is hereby ratified, confirmed and approved.

     This Amendment No. 1 may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment this 25th day of October, 1999.

                                           COMPANY:

                                           INTERNATIONAL DISPENSING CORPORATION,
                                           a Delaware corporation

                                           BY: /s/Gary Allanson
                                               --------------------
                                               Name: Gary Allanson
                                               Title:   President


                                           INVESTORS:

                                           /s/ Gregory B. Abbott
                                           ------------------------
                                           GREGORY B. ABBOTT

                                           /s/ George V. Kriste
                                           ------------------------
                                           GEORGE V. KRISTE

                                           /s/ Louis A. Simpson
                                           ------------------------
                                           LOUIS A. SIMPSON

                                           /s/ Gary Allanson
                                           ------------------------
                                           GARY ALLANSON